UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month June 2011
(Commission File No. 001-35193)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.___________.

Grifols, S.A.

Item	Sequential Page Number

1. Relevant fact, dated June 2, 2011.	2

This is a translation of a Spanish language announcement filed with the CNMV. In case of discrepancies, the Spanish version will prevail.
RELEVANT EVENT
In compliance with article 82 of the Financial Markets Legislation (Ley del Mercado de Valores), Grifols, S.A. (“Grifols”) informs that the operations relating to the acquisition of Talecris Biotherapeutics Holding Corp., (“Talecris”) have concluded, as described in the “Nota sobre Acciones” (Securities Note) filed with the Official Registrar of the “Comisión Nacional del Mercado de Valores” (National Securities Market Commission), on June 1st and in the “Documento de Registro” (Register Document) filed on January 21st, 2011.
The merger between Grifols Inc. and Talecris has been executed, and as a result Grifols has become the sole shareholder of Talecris owning 100% of its share capital.
The integration process has started with immediate effect.
Barcelona, June 2, 2011

Raimon Grifols Roura
Secretary of the Board of Directors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: June 2, 2011